Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 28, 2015 Via Federal Express United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attention: Ms. Kristina Aberg	Michael J. Choate Member of the Firm d 312.962.3567 f 312.962.3551 mchoate@proskauer.com www.proskauer.com

RE:	Lightstone Real Estate Income Trust Inc.

Registration Statement on Form S-11

Filed November 24, 2014

File No. 333-200464

Dear Ms. Aberg:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”) we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 17, 2014 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 24, 2014 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations and Modified Funds From Operations, page 106

1.	We note your response to comment 17 in our letter dated October 10, 2014 and reissue the comment. Please amend your prospectus to either calculate FFO in accordance with the NAREIT definition, which begins with net income (loss), or revise the name of the measure you present. In addition, please also amend your prospectus to provide a statement disclosing the reasons why management believes that presenting FFO provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

The disclosure has been revised as requested. Please see pages 108-110.

January 28, 2015

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

/s/ Michael J. Choate

Michael J. Choate, Esq.